O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest *	E-mail:	cic@stockslaw.com

File # 4205
August 2, 2005
VIA EDGAR &
FAX-202-772-9209

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Staff Accountant

Dear Sirs:

RE:	BALSAM VENTURES, INC. (the “Company”)
	-	SEC File Number 000-32011
	-	Item 4.02 Form 8-K filed on May 17, 2005

We write on behalf of the Company in response to your comment letter dated July 25, 2005 regarding the Company’s above-referenced Form 8-K filing (the “Comment Letter”).

Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 8-K.

FORM 8-K

1.
PLEASE TELL US IF YOUR CERTIFYING OFFICERS HAVE RECONSIDERED THE EFFECT ON THE ADEQUACY OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY YOUR FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2004, JUNE 30, 2004 AND SEPTEMBER 30, 2004 IN LIGHT OF THE MATERIAL ERROR YOU HAVE DISCLOSED. ADDITIONALLY, TELL US WHAT EFFECT THE ERROR HAD ON YOUR CURRENT EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AS OF YOUR FISCAL YEAR END DECEMBER 31, 2004.

In response to this comment, the Company has informed us that its certifying officers have considered whether the material error disclosed in the Company’s restated financial statements for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 (the “Interim Financial Statements”) affected their evaluation and conclusions regarding the adequacy of its disclosure controls and procedures for those periods. The Company has informed us that the material error disclosed was not indicative of a material weakness of the Company’s disclosure controls and procedures.

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Robert F. Telewicz, Jr.

As stated in PCAOB AS No. 2, restatements made to reflect a change in accounting principle to comply with a new accounting principle or a voluntary change from one generally accepted accounting principle to another generally accepted accounting principle are not indicators of material weaknesses in a company’s internal control over financial reporting.

The Interim Financial Statements were restated in order to apply the accounting principles set out in EITF Release Nos. 98-5 and 00-27 to the beneficial conversion features in certain convertible notes issued by the Company in October, 2003 (the “Convertible Notes”). Although the principles and pronouncements contained in these EITF releases had been in existence prior to the issue of the Convertible Notes and the reporting of the Interim Financial Statements, in the opinion of the Company’s management and its auditors at that time, Morgan & Company, there remained considerable uncertainty and divergence in practice regarding the application of these principles and pronouncements to deep discounts arising from very beneficial situations. As a result, the Company determined that it was inappropriate to apply these pronouncements to the Convertible Notes.

Early in 2005, the Company, its former auditors, and its current auditors, Telford Sadovnick PLLC, determined that the uncertainties relating to the application of EITF Release Nos. 98-5 and 00-27 had been clarified. As a result, the Company determined that the Interim Financial Statements should be restated to apply those pronouncements to the beneficial conversion features contained in the Convertible Notes. However, the Company feels that the accounting treatment of the Convertible Notes was correct at the time the Interim Financial Statements were originally reported.

As the restatement of the Interim Financial Statements was made in order to comply with a newly accepted accounting principle, the Company’s certifying officers have concluded that the restatement is not reflective of any deficiencies in the Company’s internal controls or procedures and that those controls and procedures remain effective in ensuring that the Company maintains effective internal control over financial reporting. Furthermore, as the restatement of the Interim Financial Statements was not reflective of any material weakness, the restatement did not effect how the Company’s certifying officers evaluated the Company’s internal controls and procedures as of December 31, 2004.

A statement from the Company as requested in the Comment Letter is attached.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Balsam Ventures, Inc.
Attn: Mr. John Boschert